UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 3, 2017 titled “GeoPark Announces Appointment of Michael D. Dingman to its Board of Directors”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES APPOINTMENT OF MICHAEL D. DINGMAN

TO ITS BOARD OF DIRECTORS

Santiago, Chile – January 4, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, announced the appointment of Mr. Michael D. Dingman as a new member of the Board of Directors of the Company, effective January 1, 2017.

Mr. Dingman is a respected and successful international investor, businessman and philanthropist, with more than 50 years of investment experience and an impressive track record of building companies and conglomerates in the U.S. and emerging markets. Mr. Dingman currently is Founder, President and CEO of the Shipston Group, an international private investment firm with diverse holdings around the globe.

In addition to a successful career on Wall Street as a partner of Burnham & Company, Mr. Dingman has been Chairman and Chief Executive or President of several major US-based industrial corporations, including Wheelabrator-Frye, Signal, AlliedSignal, the Henley Group and Fisher-Scientific. His energy investment experience includes working with the Liedtke family of Pennzoil at Pogo Producing Company and as an early investor of Sidanco, one of Russia’s largest oil companies, where he spearheaded the introduction of best management practices.

Mr. Dingman is a former director of Ford Motor Company (21 years), Time and then Time Warner (24 years), the Mellon Bank, Temple Industries, Temple-Inland, Continental Telephone and Teekay Shipping. He is the founder of the Michael D. Dingman Center for Entrepreneurship at the University of Maryland, a center that fosters entrepreneurship and provides mentoring services to emerging growth companies around the world. He is a benefactor and former trustee of the Boston Museum of Fine Arts and the John A. Hartford Foundation.

Mr. Dingman said: “I am pleased to be joining GeoPark’s Board of Directors and working with its management to support the Company’s exciting expansion. GeoPark has high quality assets, a strong team, a proven operational track record and a unique platform across Latin America, a region that is poised for outsized energy growth and development.”

Gerry O'Shaughnessy, Chairman of the Board of Directors of GeoPark, said: “We enthusiastically welcome Michael Dingman to our Board. We are fortunate to attract a businessman of such high caliber, who has such a big skill-set and deep experience. Mr. Dingman’s experience building international businesses as an investor, executive and director will be invaluable as GeoPark continues forward with our ambitious growth plans.”

For further information, please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 4, 2017